Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

dlansdale@fulbright.com direct dial: (210) 270-9367	telephone: (210) 224-5575 facsimile: (210) 270-7205
October 27, 2005
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 0308
Washington, D.C. 20549
Attention: Ted Yu

Re:	Clear Channel Outdoor Holdings, Inc. Registration Statement on Form S-1 File No. 333-127375
Ladies and Gentlemen:
     Clear Channel Outdoor Holdings, Inc. (the “Company”) has filed its Registration Statement on Form S-1 relating to the initial public offering of shares of its Class A Common Stock (the “Stock”). At the request of the Company, the underwriters will reserve shares of Stock for sale to certain employees and friends of the Company (“Invitees”) through a Reserved Share Program (the “Program”) to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).
     Print and Mail Method - Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the “CEO Letter”), an Indication of Interest Form (“IOI”), and a booklet entitled “How to Respond to the Reserved Share Program” (the “Booklet”). The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.
     In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her

Securities and Exchange Commission
October 27, 2005

inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Securities Act Rule 134.
     The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee’s personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program.
     In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.
     If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee’s personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.
     Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.
     Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the

Securities and Exchange Commission
October 27, 2005

Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. Invitees are not subject to a lock-up as a condition of their participation in the Program.
     Print Suppression (E-mail) Method - Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.
     The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the “prospectus” button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail

Securities and Exchange Commission
October 27, 2005

method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.
     A copy of the latest draft of the Program materials is provided supplementally for your review, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that the information used on the draft Deal Sketch page is for illustration only and is subject to change.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (210) 224-5575.
Very truly yours,
Daryl L. Lansdale, Jr.

cc:	John Tippit (Clear Channel Communications, Inc.) John W. White (Cravath, Swaine & Moore LLP)

Clear Channel Outdoor Holdings, Inc.
Print and Mail Materials

To:	Employees and Friends of Clear Channel Outdoor Holdings, Inc.:
     In connection with the recent filing with the Securities and Exchange Commission of a Registration Statement relating to a proposed offering of shares of Class A Common Stock of Clear Channel Outdoor Holdings, Inc. (the “Company”), we are sending you at the request of the Company a copy of the preliminary prospectus included in the Registration Statement and the enclosed letter of the Company describing the reservation of Class A Common Stock for certain employees and friends of the Company, along with certain related materials.
     Please be advised that the internal policy of Merrill Lynch & Co., and that of its subsidiary corporations and affiliates (“Merrill Lynch”), prohibits Merrill Lynch employees (as well as members of the employees’ immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.
     If you have any questions regarding the details of the enclosed material or the preliminary prospectus, please contact your present Merrill Lynch Financial Advisor or Registered Representative or the Reserved Share Program at 1-866-276-1462.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

●, 2005

To:	Employees and Friends of Clear Channel Outdoor Holdings, Inc.:
     A Registration Statement providing for a public offering of Class A Common Stock of Clear Channel Outdoor Holdings, Inc. (the “Company”) has been filed with the United States Securities and Exchange Commission.
     The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of shares of Class A Common Stock for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $● and $● per share.
     Enclosed for your information is a copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of ●, 2005.
     If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the included booklet entitled “How to Respond to the Reserved Share Program” for instructions on how to send your Indication of Interest Form. All responses must be received no later than ●, 2005. Please be advised that the ● deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of the most commonly asked questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of the enclosed booklet. If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.
     You are permitted to reserve Class A Common Stock only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Due to the nature of a Reserved Share Program, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.

     In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, Class A Common Stock will be allocated in a manner to be determined by the Company.
     Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company’s Class A Common Stock will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch’s normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client’s financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.
     After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the Class A Common Stock. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase Class A Common Stock but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing you will lose the opportunity to participate in the Reserved Share Program.
     No offer to buy Class A Common Stock can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the Class A Common Stock has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

     The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:
“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”
     The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any Class A Common Stock. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of Class A Common Stock involves certain risks which are described in the enclosed preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.
Sincerely,
Mark P. Mays
Mark P. Mays
Chief Executive Officer

Indication of Interest Form
Reserved Share Program for Clear Channel Outdoor Holdings, Inc.

NAME	OFFERING #
PIN #

1.	I have read the five statements contained on Page 1 of the “How to Respond to the Reserved Share Program” booklet and I certify that all such statements are true.	True	☐	False	☐

2.	I have read the two NASD Questions contained on Page 2 of the booklet and my answer to each of the questions is “no”.	True	☐	False	☐

3.	If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on Page 2 of the booklet and his/her answer to each of the questions is “no”. (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)	True	☐	False	☐

4.	I am interested in purchasing the number of shares of Class A Common Stock (not less than 100 and in blocks of 10) of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)
☐ ☐, ☐ ☐ ☐
Example: Enter 55,550 shares as:

5.	I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account).	Yes	☐	No	☐
Account # ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ Your FA # ☐ ☐ ☐ ☐

6.	Please enter your Social Security Number by filling in the appropriate boxes below.
☐ ☐ ☐ – ☐ ☐ – ☐ ☐ ☐ ☐

7.	Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐

8.	Please enter one or two telephone numbers where you can be reached at other times.
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐
By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature	Date

Joint Account Holder Signature	Date

Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN TIME ON ●, 2005. DO NOT FAX A COVER SHEET.

For Office Use Only:

HOW TO RESPOND TO THE RESERVED SHARE PROGRAM

Your Reserved Share Program Instruction Package contains the following documents, including this Booklet:
1.	Merrill Lynch and Clear Channel Outdoor Holdings, Inc. Introductory Letters;

2.	Indication of Interest Form;

3.	Preliminary Prospectus; and

4.	Frequently Asked Questions Regarding The Reserved Share Program, and the answers to those questions.

If you have not received all of the above materials or have any questions, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Instructions for the
Indication of Interest Form

Please find the form marked “Indication of Interest Form”
Question 1
Please read the following statements:
1.	I have attained the age of majority where I reside.

2.	I have received my copy of the preliminary prospectus dated [Date of Reds].

3.	The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.	I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.	I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the “True” box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Question 2
Please read the following two NASD Questions. (Please see Page 3 for key definitions of the highlighted terms which will help you understand and answer these questions.)
1.	Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or an ASSOCIATED PERSON of, a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?

2.	Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial advisors to the managing underwriters?

If your answer to both of the above questions is “No”, check the “True” box for Question 2 on the Indication of Interest Form. If your answer to either of the questions is “Yes”, check the “False” box for Question 2 on the form.
Question 3
If you would be purchasing jointly with one member of your immediate family, that individual must also read the two NASD Questions and answer the questions.

If your joint account holder’s answers to both questions is “No”, check the “True” box for Question 3 on the Indication of Interest Form. If your joint account holder’s answer to either question is “Yes”, check the “False” box for question 3 on the form.
If you would not be purchasing in a joint account, do not answer Question 3.

NASD Definitions
Listed below are key definitions of the highlighted terms that will help you understand and answer Question 2 (and Question 3, if applicable).
ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.
IMMEDIATE FAMILY MEMBER means a person’s parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.
MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

Question 4
Please enter the number of shares you may be interested in purchasing in the boxes provided. Be careful to make sure this number is at least 100 shares and in increments of 10 shares.
Question 5
Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor’s four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.
Question 6
Please enter your social security number in the boxes provided.
Question 7
Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.
Question 8
Please enter one or two telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.
The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern Time on ●, 2005. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

Frequently Asked Questions Regarding
The Clear Channel Outdoor Holdings, Inc. Reserved Share Program
•	If I want to participate in the Reserved Share Program, what do I do?
If you are interested in participating in the Reserved Share Program for Clear Channel Outdoor Holdings, Inc. (the “Company”), you must complete the Indication of Interest Form according to the instructions contained in this booklet and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.
•	What is the Indication of Interest Form?
The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.
•	Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?
In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.
•	When can I sell my shares purchased through the Reserved Share Program?
The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company’s insider trading policies, at any time after their purchase (i.e., after you have paid for them).
•	Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?
Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.
•	What if I already have a Merrill Lynch retail brokerage account?
You should provide your Merrill Lynch account number and your Financial Advisor’s four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•	Can I purchase shares through my Merrill Lynch IRA account?
Yes. However, you must have an existing IRA account at Merrill Lynch at the time of pricing. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the shares. If you wish to open a new Merrill Lynch IRA account for this purpose, please call the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern Time, Monday through Friday, for the name of a Merrill Lynch Financial Advisor who will assist you.
•	Can I purchase shares through my 401(k) plan?
No.
•	Can I purchase shares through a joint account?
Yes, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder’s name in the space provided. As with you, it is possible that the joint account holder’s answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.
•	Will I be charged brokerage fees for setting up a new account and purchasing shares?
Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account (“IIA”), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•	Will I be charged a fee when I sell or transfer my shares?
When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00. You can avoid these account transfer fees by requesting a physical certificate for your shares at the time your account is set up. (See below.)
•	Will I receive a share certificate?
Not automatically. If you desire an actual certificate, notify your Merrill Lynch Financial Advisor or Registered Representative when your account is set up. Doing this will avoid the normal fee of $50.00 imposed for requests for physical certificates as well as the account transfer fee described above.
•	If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?
No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.
•	When will I be contacted?
You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.
•	What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?
The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.
•	If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?
No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern Time on Friday, ●, 2005 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.
•	Will I be able to purchase all of the shares I request on the Indication of Interest Form?
The number of shares you indicate on the Indication of Interest Form is the maximum number of             shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.
•	What will the price of the shares be?
The purchase price to you will be the offering price to the public. The expected public offering price is between $● and $● per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of ●, 2005.
•	When do I pay for the shares?
The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.
•	What forms of payment may I use?
You may pay by personal check, wire transfer, certified check or cashier’s check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.
•	What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?
You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered

Representative cannot reach you within 24 hours of pricing, or if you have not made and completed alternative arrangements, you will lose the opportunity to participate in the Reserved Share Program.
•	If I decide to participate after the ●, 2005 deadline, will I be able to?
No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the ● deadline for returning the forms to Merrill Lynch will be strictly enforced.
•	Can other people, including my relatives and friends, buy shares through the Reserved Share Program?
No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.
•	If I have further questions who should I call?
If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday. Please have your PIN number (found on your Indication of Interest Form) available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.

Clear Channel Outdoor Holdings, Inc.
Print Suppression Package

Initial E-Mail
Re: Clear Channel Outdoor Holdings, Inc. Public Offering
Text

To Employees and Friends of Clear Channel Outdoor Holdings, Inc.:
You have been invited by Clear Channel Outdoor Holdings, Inc. to participate in the Reserved Share Program to be conducted as part of the Clear Channel Outdoor Holdings, Inc. initial public offering. For this purpose you have been assigned the following Deal ID and PIN Number. Please make a note of them as you will need them as you proceed.
Deal ID: #####
PIN Number: #INVITEE_PIN#
To learn more about the Reserved Share Program simply click on the following hyperlink: https://www.fs.ml.com/odm/RspPreviewDealSketch.asp
Please note that if you wish to participate in the Reserved Share Program you must click on the hyperlink and complete the appropriate procedures no later than 5:00 p.m. Eastern Time on ____________, 2005 Please be advised that this deadline for completing the required procedures will be strictly enforced.
The information about the Reserved Share Program is in PDF format, and in order to view the information you will need to have Adobe Acrobat installed on your computer. If you do not currently have Adobe Acrobat, you may download a free copy of Adobe Acrobat Reader at
http://www.adobe.com/products/acrobat/readstep2.html
If after reviewing the information about the Program you have any questions, or if you cannot view the materials, please contact the Reserved Share Program at 1-866-276-1462 between 9:00 am and 5:00 pm Eastern Time.
Thank you,
Clear Channel Outdoor Holdings, Inc. and Merrill Lynch

●, 2005

To:	Employees and Friends of Clear Channel Outdoor Holdings, Inc.:
     A Registration Statement providing for a public offering of Class A Common Stock of Clear Channel Outdoor Holdings, Inc. (the “Company”) has been filed with the United States Securities and Exchange Commission.
     The offering will be made through a group of underwriters including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”). In the course of its discussions with the underwriters, the Company has arranged to reserve a limited number of shares of Class A Common Stock for purchase by certain employees and friends of the Company. The purchase price to you will be the same as the offering price to the public, which is presently expected to be between $● and $● per share.
     A copy of the preliminary prospectus dated [Date of Reds], which is part of the Registration Statement, may be viewed by clicking on the following hyperlink: [HYPERLINK]. Please carefully review the preliminary prospectus before deciding whether you may wish to participate in the Reserved Share Program. If you are unable to view the preliminary prospectus please call the Reserved Share Program at 1-866-276-1462 and a copy will be sent to you. No sales of the shares may be made until the Registration Statement has been declared effective by the United States Securities and Exchange Commission and the price per share has been determined. This is expected to occur during the week of ●, 2005.
     If, after reading the preliminary prospectus, you have an interest in purchasing shares in the public offering, please consult the “Instructions for the Indication of Interest Form” attached to this letter for instructions on how to send your Indication of Interest Form. (You may access the Indication of Interest (“IOI”) Form and the Instructions at any time by returning to the Deal Sketch screen and clicking on the “IOI” button.) All responses must be received no later than ●, 2005. Please be advised that the ● deadline will be strictly enforced. DO NOT SEND MONEY NOW. A list of Frequently Asked Questions about the Reserved Share Program, along with the answers to those questions, can be found at the back of this document. (You may access the Frequently Asked Questions at any time by returning to the Deal Sketch screen and clicking on the “RSP Help” button.) If you have any other questions, please call the Reserved Share Program at 1-866-276-1462.
     You are permitted to reserve Class A Common Stock only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with one member of your immediate family. The shares may not be purchased on margin. Due to the nature of a Reserved Share Program, we cannot assure you that you will obtain the number of shares requested. Further, all such reservations and ultimate sales are subject to final clearance under federal and state securities laws and the rules and regulations of the National Association of Securities Dealers, Inc.; it cannot be determined at this time whether such clearances will be obtained.
     In the event that the aggregate indications of interest exceed the maximum number of shares reserved for the program, Class A Common Stock will be allocated in a manner to be determined by the Company.
     Arrangements have been made with Merrill Lynch to handle the sale of the reserved shares. If you send your information, a Merrill Lynch Financial Advisor or Registered Representative will contact you to assist you in opening a Merrill Lynch brokerage account if you do not currently have one. Purchases of reserved shares may be made only through a brokerage account at Merrill Lynch. While your purchase of the Company’s Class A Common Stock will not be subject to normal brokerage commissions, your account at Merrill Lynch will be subject to Merrill Lynch’s normal account charges. Merrill Lynch will need all the information requested on the enclosed form, so be certain to complete it in all respects. It is the policy and the practice of Merrill Lynch to afford confidentiality to any information that it receives about a client’s financial affairs. Aside from the restrictions on the dissemination and use of proprietary information contained in the federal securities laws, Merrill Lynch has a firm policy that prohibits Merrill Lynch employees from discussing or conveying, even by implication, the affairs of any client with or to other Merrill Lynch employees who are not concerned with the matter. However, Merrill Lynch may share certain information with the Company solely in order to determine how best to allocate shares under the Reserved Share Program.
     Please be advised that the internal policy of Merrill Lynch, and that of its affiliates prohibits employees of Merrill Lynch and its affiliates (as well as members of the employees’ immediate family), from purchasing shares offered by a company through a reserved share program, unless the purchaser is an employee or director of that company, one of its subsidiaries or its parent company. The definition of an immediate family member includes spouses, parents, children, brothers, sisters, mothers-in-law, fathers-in-law, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, or any relative to whose support the Merrill Lynch employee contributes, directly or indirectly.
     After the Registration Statement is declared effective you will be orally informed of the purchase price by a representative of Merrill Lynch and asked if you wish to purchase the Class A Common Stock. At that time you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase Class A Common Stock but specify a smaller number of shares (subject to a minimum of 100 shares) or decide to purchase no shares at all. If you orally confirm your intention to purchase shares, a copy of the Prospectus, in final form, will be sent to you by Merrill Lynch together with a written confirmation of the sale. Upon your oral confirmation of your request to purchase shares you will have entered into a binding legal contract to purchase the shares, and you must purchase and pay for them. Full payment of the purchase price of your shares will be required promptly after you receive such confirmation or at the latest within three (3) business days after the opening trade date (which is typically the day of pricing or the day after pricing). If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing you will lose the opportunity to participate in the Reserved Share Program.
     No offer to buy Class A Common Stock can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement relating to the Class A Common Stock has become effective under the Securities Act of 1933. Any such offer to buy may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. An indication of interest in response to this letter will involve no obligation or commitment of any kind.
     The following statement is required to be included in this letter by the rules and regulations of the United States Securities and Exchange Commission:
“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”
     The Company does not wish to influence in any way your decision in this matter. This notice is not designed to encourage you to request any Class A Common Stock. It is simply intended to inform you that there is a proposed offering, should you be interested in investing. The purchase of Class A Common Stock involves certain risks which are described in the preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate.
Sincerely,
Mark P. Mays
Mark P. Mays
Chief Executive Officer

Indication of Interest Form
Reserved Share Program for Clear Channel Outdoor Holdings, Inc.

NAME	DEAL #
PIN #

1.	I have read the five statements contained on the first page of the “Instructions for the Indication of Interest" and I certify that all such statements are true.	True	☐	False	☐

2.	I have read the two NASD Questions contained on the second page of the “Instructions for the Indication of Interest” and my answer to each of the questions is “no”.	True	☐	False	☐

3.	If I am purchasing in a joint account, my joint account holder hereby states that he/she has also read the two NASD Questions contained on the second page of the “Instructions for the Indication of Interest” and his/her answer to each of the questions is “no”. (Remember, joint account holders must sign below.) (If you would not be purchasing jointly, do not answer this question.)	True	☐	False	☐

4.	I am interested in purchasing the number of shares of Class A Common Stock of the Company indicated below and would like such number of shares to be reserved for me. (Please enter the number of shares in the boxes below.)
☐ ☐, ☐ ☐ ☐
Example: Enter 55,550 shares as:

5.	I have an Existing Merrill Lynch retail brokerage account (other than a 401(k) or blueprint account).	Yes	☐	No	☐
Account # ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐ Your FA # ☐ ☐ ☐ ☐

6.	Please enter your Social Security Number by filling in the appropriate boxes below.
☐ ☐ ☐ – ☐ ☐ – ☐ ☐ ☐ ☐

7.	Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐

8.	Please enter one or more telephone numbers where you can be reached at other times.
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐
☐ ☐ ☐ – ☐ ☐ ☐ – ☐ ☐ ☐ ☐
By signing below, I certify that all of the information I (and my joint account holder if applicable) have provided on this form is complete and accurate to the best of my knowledge.

Signature	Date

Joint Account Holder Signature	Date

Print Joint Account Holder Name

IF YOU WISH TO RESERVE SHARES YOU MUST COMPLETE AND FAX THIS FORM TO 1-888-835-1034 NO LATER THAN 5 P.M. EASTERN TIME ON ●, 2005. DO NOT FAX A COVER SHEET.

Instructions for the Indication of Interest Form

Please print the “Indication of Interest Form” and insert your name, the Deal ID# and your PIN Number in the spaces indicated, and complete it by following the directions below.
Question 1
Please read the following statements:
1.	I have attained the age of majority where I reside.

2.	I have had access to the preliminary prospectus dated [Date of Reds].

3.	The number of shares requested is for my own personal account and not on behalf of another person, other than one member of my immediate family purchasing jointly with me.

4.	I am not assured of obtaining any or all of the shares requested and I will be notified of the number of shares, if any, available for purchase by me.

5.	I understand that no offer to buy any shares can be accepted and no part of the purchase price can be received by Merrill Lynch until the Registration Statement covering the proposed offering has been declared effective by the United States Securities and Exchange Commission and until the shares have been qualified for sale, where required, by the administrative authorities of the jurisdiction in which I reside, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance at or after the effective date of the Registration Statement. This indication of interest involves no obligation or commitment of any kind.

If you agree to all five of these statements, check the “True” box for Question 1. If you do not agree to any one of the statements, please call the Merrill Lynch Reserved Share Program at 1-866-276-1462.

Question 2
Please read the following two NASD Questions. (The definitions of the highlighted terms, which will help you understand and answer these questions, are set out following the questions.)
1.	Are you or is any member of your IMMEDIATE FAMILY an officer, director, general partner, agent, employee or ASSOCIATED PERSON of a broker-dealer or investment banking firm, including Merrill Lynch or any affiliates of Merrill Lynch?
2.	Are you or is any member of your IMMEDIATE FAMILY a finder with respect to this public offering or a person acting in a fiduciary capacity to the managing underwriters for this public offering, including attorneys, accountants, and financial consultants to the managing underwriters?
ASSOCIATED PERSON includes a sole proprietor, partner, officer, director, or branch manager of any broker-dealer in securities, foreign or domestic, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such a broker-dealer (for example, any employee), whether or not such person is registered or exempt from registration with the National Association of Securities Dealers, Inc. or any other regulatory organization.
IMMEDIATE FAMILY MEMBER means a person’s parents, mother-in-law or father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, children, and any other individual to whom the person provides MATERIAL SUPPORT.
MATERIAL SUPPORT means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. IMMEDIATE FAMILY MEMBERS living in the same household are deemed to be providing each other with MATERIAL SUPPORT.

If your answer to both questions is “No”, check the “True” box for Question 2 on the Indication of Interest Form. If your answer to either question is “Yes”, check the “False” box for Question 2 on the form.
Question 3
If you would be purchasing jointly with one member of your immediate family, that individual must read the two NASD Questions and answer the questions.

If your joint account holder’s answers to both questions is “No”, check the “True” box for Question 3 on the Indication of Interest Form. If your joint account holder’s answer to either question is “Yes”, check the “False” box for question 3 on form.
If you would not be purchasing in a joint account, do not answer Question 3.

Question 4
Please enter the number of shares you may be interested in purchasing in the boxes provided. Please see the Deal Sketch screen for the number of shares you may request.
Question 5
Please indicate if you currently have a Merrill Lynch retail brokerage account. If you have a Merrill Lynch retail brokerage account please enter the account number and your Financial Advisor’s four digit number in the boxes provided. If you do not have a Merrill Lynch account one will automatically be set up for you when the Merrill Lynch representative contacts you. After completing the form do not contact a Financial Advisor, one will be provided for your convenience.
Question 6
Please enter your social security number in the boxes provided.
Question 7
Please enter a telephone number (including area code) where you can be reached between the hours of 9 a.m. and 5 p.m. Eastern Time.
Question 8
Please enter one or more telephone numbers (including area code) where you can be reached at other times.

When you have completed the Indication of Interest Form, please sign and date the form in the spaces indicated. If you would be purchasing in a joint account, the joint account holder must also sign and date the form in the spaces indicated.
The Indication of Interest Form must be faxed to 1-888-835-1034 by 5 p.m. Eastern Time on ●, 2005. Please do not fax a cover sheet. This facsimile number is dedicated to the Reserved Share Program and operates 7 days a week, 24 hours a day.

Frequently Asked Questions Regarding
The Clear Channel Outdoor Holdings, Inc. Reserved Share Program
•	If I want to participate in the Reserved Share Program, what do I do?

If you are interested in participating in the Reserved Share Program for Clear Channel Outdoor Holdings, Inc. (the “Company”), you must complete the Indication of Interest Form according to the instructions and fax the form to 1-888-835-1034. PLEASE DO NOT FAX A COVER SHEET WITH THE FORM.

•	What is the Indication of Interest Form?

The Indication of Interest Form provides your responses to certain questions, and is a non-binding indication of how many shares you may wish to purchase in the offering. It is only used to allocate the appropriate number of shares to the Reserved Share Program. No matter how many shares you indicate you may be interested in purchasing, you will not be bound to purchase any shares, or a particular number of shares, until you are notified of the price of the shares and confirm, at that time, the number of shares you wish to purchase.

•	Why is it important that I answer Questions 2 and 3 (if applicable) pertaining to the NASD?

In order to comply with the rules of the NASD, a federal regulatory body, Merrill Lynch is required to gather certain information to determine your eligibility to purchase shares in the Reserved Share Program. Please pay particular attention to the defined terms which will help you in responding to the questions. It is possible that your responses may cause you to be ineligible to participate.

•	When can I sell my shares purchased through the Reserved Share Program?

The shares may be sold or transferred, subject to certain federal regulations governing the sale of shares by officers, directors and affiliates of the Company and subject to the Company’s insider trading policies, at any time after their purchase (i.e., after you have paid for them).

•	Is it necessary to open a Merrill Lynch account to purchase shares if I have a brokerage account at another firm?

Yes, the shares must be purchased through Merrill Lynch. However, the shares may later be transferred to your non-Merrill Lynch account.

•	What if I already have a Merrill Lynch retail brokerage account?

You should provide your Merrill Lynch account number and your Financial Advisor’s four digit number in the space provided on the Indication of Interest Form. Your current Financial Advisor or Registered Representative will contact you regarding your purchase of shares.

•	Can I purchase shares through my existing Merrill Lynch IRA account?

Yes. However, you must have an existing IRA account at Merrill Lynch. If you contemplate transferring your current IRA account to Merrill Lynch or liquidating assets currently held in your IRA account to purchase shares in the Reserved Share Program you should speak to your current Merrill Lynch Financial Advisor or Registered Representative (if the IRA is held at Merrill Lynch) or the custodian of the account (if the IRA is not held at Merrill Lynch) as soon as possible concerning how and when to transfer the account or liquidate such assets to enable you to purchase the Company’s Class A Common Stock.

•	Can I purchase shares through my 401(k) plan?

No.

•	Can I purchase shares through a joint account?

You may purchase jointly with one member of your immediate family, subject to the joint account holder answering the NASD questions and signing the Indication of Interest Form. Remember to print the joint account holder’s name in the space provided. As with you, it is possible that the joint account holder’s answers to the NASD questions may make him or her ineligible to participate in the Reserved Share Program. Please speak to your Merrill Lynch Financial Advisor or Registered Representative if you intend to purchase shares through a joint account.

•	Will I be charged brokerage fees for setting up a new account and purchasing shares?

Merrill Lynch provides a wide array of account structures from which you may choose. In order to accommodate the purchase of Reserved Shares at minimal cost, Merrill Lynch has provided for the use of the Individual Investor Account (“IIA”), which is a basic brokerage account for the purchase and sale of securities. The standard $65.00 annual fee for an IIA will be waived for twelve months from the date the account is opened. Thereafter the normal annual fee will be assessed. After one year there will be a fee of $15.00 a quarter charged to accounts with balances less than $20,000. Exceptions will be made if there is more than $5,000.00 in mutual funds in the account. Other account structures are available providing different financial services, such as Cash Management Accounts, which provide a host of services including VISA and check writing services, access to money market deposit accounts and on-line assistance. Different accounts may possess different fee structures. Therefore you should consider carefully the type of Merrill Lynch account you would like to have opened when you are contacted by a Merrill Lynch Financial Advisor or Registered Representative. Merrill Lynch periodically reviews account fee pricing structures for IIAs. If your account is affected you will be informed through your regular account statement communication at that time.

•	Will I be charged a fee when I sell or transfer my shares?

When you sell your shares you will be charged a customary sales commission. There is currently a $95.00 fee to transfer your account to another financial institution. The fee for transferring an IRA is $50.00. You can avoid these account transfer fees by requesting a physical certificate for your shares at the time your account is set up. (See below.)

•	Will I receive a share certificate?

Not automatically. If you desire an actual certificate, notify your Merrill Lynch Financial Advisor or Registered Representative when your account is set up. Doing this will avoid the normal fee of $50.00 imposed for requests for physical certificates as well as the account transfer fee described above.

•	If I continue to use the designated Financial Advisor or Registered Representative for subsequent securities transactions, will my transactions continue to be free of transaction charges?

No. Transaction costs are only exempted for your purchase in the Reserved Share Program. You will be responsible for all transaction and brokerage fees for any subsequent transactions.

•	When will I be contacted?

You will be contacted by a Merrill Lynch Financial Advisor or Registered Representative approximately one week before the expected pricing date. At that time you will be asked for information necessary to open a brokerage account. It takes time to open an account and an account must be opened prior to pricing so an order can be placed. You will be contacted again on the night of pricing or the next morning to be informed of the final price of the shares and to confirm your participation. If you know that you will be unavailable the week before pricing, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday and a Reserved Share Program representative will be glad to assist you.

•	What information will the Merrill Lynch Financial Advisor or Registered Representative ask me for?

The Merrill Lynch Financial Advisor or Registered Representative will ask for your social security number, your date of birth, your salary (a regulatory requirement), and your current address, among other information, and the same information for your spouse or other joint account holder, if applicable.

•	If I complete and timely submit the Indication of Interest Form, but a Merrill Lynch Financial Advisor or Registered Representative does not manage to contact me personally prior to the pricing date, will my purchase request be honored?

No. An account can only be established for you after a conversation with a Merrill Lynch Financial Advisor or Registered Representative prior to the pricing of the shares, and the purchase of the shares can only be confirmed for you through a follow-up conversation with a Financial Advisor or Registered Representative after the pricing of the shares. If the Financial Advisor or Registered Representative cannot reach you, your order will be disregarded. If you complete and return the Indication of Interest Form and you have not been contacted by a Merrill Lynch Financial Advisor or Registered Representative by Noon Eastern Time on Friday, ●, 2005 you should contact the Reserved Share Program at 1-866-276-1462 IMMEDIATELY.

•	Will I be able to purchase all of the shares I request on the Indication of Interest Form?

The number of shares you indicate on the Indication of Interest Form is the maximum number of shares you may purchase. If the total number of shares requested by all participants in the Reserved Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner to be determined.

•	What will the price of the shares be?

The purchase price to you will be the offering price to the public. The expected public offering price is between $● and $● per share, but the actual price may be higher or lower. You will be contacted by your Merrill Lynch Financial Advisor or Registered Representative with the actual price after that price is determined, which is currently expected to occur during the week of ●, 2005.

•	When do I pay for the shares?

The full balance will be due no later than the close of business three business days after the opening trade date (which is typically the day of pricing or the day after pricing). Your Merrill Lynch Financial Advisor or Registered Representative will telephone you as soon as possible after pricing occurs to confirm the number of shares you wish to purchase and the purchase price. You should make your payment immediately after you know the payment amount. You will be mailed a confirmation of your transaction the day after pricing.

•	What forms of payment may I use?

You may pay by personal check, wire transfer, certified check or cashier’s check. If you are purchasing shares through an IRA, cash must be available in your IRA on the close of business three business days after the opening trade date. You should review your method of payment with your Merrill Lynch Financial Advisor or Registered Representative in advance to ensure timely receipt of your payment.

•	What happens if I am not available when my Merrill Lynch Financial Advisor or Registered Representative calls me after pricing?

You will only be able to purchase shares through the Reserved Share Program if you speak to your Merrill Lynch Financial Advisor or Registered Representative after pricing of the offering. If you will not be available at or around the expected pricing date, please make arrangements with your Merrill Lynch Financial Advisor or Registered Representative so that you may be contacted. If your Merrill Lynch Financial Advisor or Registered Representative cannot reach you within 24 hours of pricing, or if you have not made and completed alternative arrangements, you will lose the opportunity to participate in the Reserved Share Program.

•	If I decide to participate after the ●, 2005 deadline, will I be able to?

No. The deadline is necessary to give Financial Advisors and Registered Representatives enough time to set up accounts before the pricing of the shares. The account must be open by this time so that there is a place to credit the shares at the time of pricing. Please be advised that the ● deadline for returning the forms to Merrill Lynch will be strictly enforced.

•	Can other people, including my relatives and friends, buy shares through the Reserved Share Program?

No, the Reserved Share Program is limited to those persons invited to participate by the Company. No relatives or other persons (other than one member of your immediate family purchasing jointly with you) are eligible to purchase shares.

•	If I have further questions who should I call?

If you have a question prior to the time you are contacted by a Merrill Lynch Financial Advisor or Registered Representative, please call the Reserved Share Program at 1-866-276-1462 between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday. Please have your PIN number available when you call. After that time, please contact your Merrill Lynch Financial Advisor or Registered Representative.

Deal Sketch Page

MERRILL LYNCH

Reserved Share Program

Deal Sketch

Deal Status:	Accepting indications of interest.
Shares Permitted:	250 to 20000 shares in 10 share increments.

Please read the Company Letter for participation instructions by clicking the button below.

ABC Incorporated

Company Letter | Prospectus | IOI Form | RSP Help

This text will have a discription of the Issuer from the Preliminary Prospectus.

Important Dates

Filing Date	02/24/2003	Registration Statement was filed with the SEC.
Pricing Date	N/A	Offering is expected to receive final pricing.
Response Deadline	02/28/2003 12:00 AM	Deadline to submit your final IOI for RSP participation.
Acceptance Deadline	N/A	Deadline for order confirmations.
Settlement Date	N/A	Deadline for receipt of payment for shares.

All times are in Eastern Time.

Deal Details

Security Type	Common Stock	Proposed Symbol	ABC
Offering Type	IPO	Exchange	NEW YORK
Merrill Lynch Role	Lead Manager	Status	Filed
Offering Size	2,000,000	Industry	Advertising & Marketing Services
Price	$25 - $28		

Updates: This text will specify any changes to the Deal Details above. (i.e. Price Range, # of Shares Offered...)

If after reviewing this information you have any questions regarding the details of the ABC Incorporated Reserved Share Program, please contact the RSP Hotline at 1-866-276-1462 between 9 a.m. and 5 p.m. Eastern Time.